UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

Tronox Incorporated

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

897051108

(CUSIP Number)

November 22, 2005

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SENECA CAPITAL INTERNATIONAL, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER** 1,072,200
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER** 1,072,200
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,200
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12.	TYPE OF REPORTING PERSON OO – COMPANY INCORPORATED WITH LIMITED LIABILITY

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SENECA CAPITAL INVESTMENTS, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER** 1,590,800
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER** 1,590,800
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,590,800
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12.	TYPE OF REPORTING PERSON OO – LIMITED LIABILITY COMPANY

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DOUGLAS A. HIRSCH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER** 1,675,700
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER** 1,675,700
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,675,700
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON IN

** Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

ITEM 1.

(a) Name of Issuer: Tronox Incorporated

(b) Address of Issuer’s Principal Executive Offices:

123 Robert S. Kerr Avenue, Oklahoma City, OK 73102

ITEM 2.

(a) Name of Persons Filing:

(b) Address or principal business office or, if none, residence:

(c) Citizenship:

Seneca Capital International, Ltd.

P.O. Box HM 2257

Par La Ville Place

14 Par La Ville Road

Hamilton HM JX, Bermuda

(Cayman Islands, British West Indies)

Seneca Capital Investments, LLC

950 Third Avenue, 29th Floor

New York, NY 10022

(Delaware)

Douglas A. Hirsch

c/o Seneca Capital

950 Third Avenue, 29th Floor

New York, NY 10022

(United States of America)

ITEM 2(d). Title of Class of Securities: Class A Common Stock, par value $0.01 per share

ITEM 2(e). CUSIP Number: 897051108

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE

PERSON FILING IS A:

(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ Investment Adviser registered under section 203 of the Investment Advisers Act or under the laws of any State

(f)	☐ Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
(g)	☐ A Parent Holding Company or control person, in accordance with Section 240.13d-1(b)(ii)(G)(Note: See Item 7)
(h)	☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐ A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

ITEM 4. OWNERSHIP

SENECA CAPITAL INTERNATIONAL, LTD.

(a)	Amount Beneficially Owned: 1,072,200

(b)	Percent of Class: 6.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,072,200

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,072,200

SENECA CAPITAL INVESTMENTS, LLC(1)

(a)	Amount Beneficially Owned: 1,590,800

(b)	Percent of Class: 9.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,590,800

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,590,800

DOUGLAS A. HIRSCH(2)

(a)	Amount Beneficially Owned: 1,675,700

(b)	Percent of Class: 9.6%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,675,700

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,675,700

(1)	Shares reported for Seneca Capital Investments, LLC represent shares held of record by Seneca Capital International, Ltd., Seneca Capital, L.P., Seneca Capital II, L.P. and Acorn Overseas Security Company. Seneca Capital Investments, LLC has voting and investment control over such shares.

(2)	Shares reported for Douglas A. Hirsch represent shares held of record by Seneca Capital L.P., Seneca Capital II, L.P., Seneca Capital International, Ltd., Acorn Overseas Security Company and a limited liability company of which Mr. Hirsch is a managing member of the investment advisor (which advisor has voting and investment control over the shares held by such limited liability company). Mr. Hirsch is also the managing member of Seneca Capital Investments, LLC (which has voting and investment control over the shares held by Seneca Capital International, Ltd., Seneca Capital, L.P., Seneca Capital II, L.P. and Acorn Overseas Security Company).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE.

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING

REPORTED ON BY THE PARENT HOLDING COMPANY

NOT APPLICABLE.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE.

ITEM 10. CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2005

SENECA CAPITAL INTERNATIONAL, LTD.

By: /s/ Jennifer M. Kelly

Jennifer M. Kelly, a Director

SENECA CAPITAL INVESTMENTS, LLC

By: /s/ Douglas A. Hirsch

Douglas A. Hirsch, Its Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch

Douglas A. Hirsch, Individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of December 7, 2005, is by and between Seneca Capital International, Ltd., Seneca Capital Investments, LLC and Douglas A. Hirsch, an individual (the foregoing are collectively referred to herein as the “Seneca Filers”).

Each of the Seneca Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Class A Common Stock, par value $0.01 per share, of Tronox Incorporated beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Seneca Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Seneca Filers upon one week’s prior written notice or such lesser period of notice as the Seneca Filers may mutually agree.

Executed and delivered as of the date first above written.

SENECA CAPITAL INTERNATIONAL, LTD.

By: /s/ Jennifer M. Kelly

        Jennifer M. Kelly

        a Director

SENECA CAPITAL INVESTMENTS, LLC

By: /s/ Douglas A. Hirsch

        Douglas A. Hirsch

        Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch

Douglas A. Hirsch, individually